UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kline, Rodger S.
   1 Information Way

   Little Rock, AR  72202
2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Company Operations Leader
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.10 Par Value                  04/10/02    J        213.2377 (1)  A  $14.5690                    D  Direct
Common Stock, $.10 Par Value                  05/07/02    J        260.9855 (1)  A  $14.1355                    D  Direct
Common Stock, $.10 Par Value                  06/07/02    J        244.1051 (1)  A  $15.1130                    D  Direct
Common Stock, $.10 Par Value                  07/05/02    J        248.1526 (1)  A  $14.8665                    D  Direct
Common Stock, $.10 Par Value                  08/07/02    J        273.6563 (1)  A  $13.4810     1,896,706.3059 D  Direct
Common Stock, $.10 Par Value                                                                     30,522.7610    I  by Managed Accoun
                                                                                                                   t 1
Common Stock, $.10 Par Value                  08/30/02    P        32.1780 (2)   A  $17.6500                    I  by Managed Accoun
                                                                                                                   t 2
Common Stock, $.10 Par Value                  08/30/02    P        208.4370 (3)  A               2,464.3570     I  by Managed Accoun
                                                                                                                   t 2

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $16.3500        08/07/02       J         65,194.0000                       (4)          08/07/17
(right to buy)
Non-Qualified Stock Option     $20.4380        08/07/02       J         34,023.0000                       (4)          08/07/17
(right to buy)
Non-Qualified Stock Option     $24.5250        08/07/02       J         35,365.0000                       (4)          08/07/17
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     08/07/02  Common Stock, $.10 Par Value   65,194.0000               65,194.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     08/07/02  Common Stock, $.10 Par Value   34,023.0000               34,023.0000   D   Direct
(right to buy)
Non-Qualified Stock Option     08/07/02  Common Stock, $.10 Par Value   35,365.0000               35,365.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
These shares were acquired through participation in the Company's 16b-3 qualified Employee Stock Purchase Plan.
(2)
On September 3, 2002, the issuer was notified by the administrator of the Acxiom Corporation Non-Qualified Deferred Compensation
Plan (the "Plan") (a non-tax-conditioned supplemental retirement plan) that these shares of the issuer's common stock had been contributed to the account of the reporting person on August 30, 2002 as the issuer's matching contribution made in accordance with the terms of the Plan.
(3)
These shares were acquired through the Plan since the beginning of the issuer's fiscal year.
(4)
This option vests incrementally over a 6-year period.  Date of grant is 8/7/02.

SIGNATURE OF REPORTING PERSON
/S/ By: Catherine L. Hughes
    For: Rodger S. Kline
DATE